SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 8, 2004

Commission File Number 001-10409

InterContinental Hotels Group PLC

(Name of Registrant)

65 Alma Road, Windsor, Berkshire
SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Shareholder Circular and Notice of EGM, dated November 16, 2004

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, solicitor, accountant, bank manager or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred some or all of your Ordinary Shares, please send this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Cazenove & Co. Ltd is acting for InterContinental Hotels Group PLC and no-one else in connection with the Special Dividend and Share Consolidation and will not be responsible to anyone other than InterContinental Hotels Group PLC for providing the protections afforded to its clients or for giving advice in relation to the Special Dividend and Share Consolidation.

InterContinental Hotels Group PLC

Incorporated and registered in England and Wales under the Companies Act 1985
Registered number 4551528

Special Dividend of 72 pence per Existing Ordinary Share

and
Share Consolidation
and
Notice of EGM

Application will be made to the UK Listing Authority for the New Ordinary Shares arising from the proposed consolidation of the Company’s ordinary share capital to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that dealings in the Existing Ordinary Shares will continue until close of business on Friday 10 December 2004 and that Admission of the New Ordinary Shares will become effective and dealings for normal settlement will commence at 8.00 a.m. on Monday 13 December 2004.

Notice of an Extraordinary General Meeting of the Company to be held at 10.30 a.m. on Friday 10 December 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE is set out at the end of this document.

A Form of Proxy is enclosed with this document and, if used, should be lodged with the Company’s Registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6BF no later than 10.30 a.m. on Wednesday 8 December 2004.

If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars (CREST participant ID 7RA01) so that it is received by no later than 10.30 a.m. on Wednesday 8 December 2004. The return of a completed Form of Proxy or CREST Proxy Instruction will not prevent you from attending the Extraordinary General Meeting and voting in person if you wish to do so.

Electronic Proxy Appointment is available for this Extraordinary General Meeting. This facility enables shareholders to lodge their proxy appointment by electronic means on a website provided by Lloyds TSB Registrars via www.sharevote.co.uk. Further details are set out in the notes to the Form of Proxy.

EXPECTED TIMETABLE

2004
Latest time and date for receipt of Forms of Proxy	10.30 a.m. on Wednesday 8 December
Extraordinary General Meeting	10.30 a.m. on Friday 10 December
Record Date for entitlement to the Special Dividend and for the Share Consolidation	6.00 p.m. on Friday 10 December
Shares marked ex-Special Dividend	Monday 13 December
Commencement of dealings in New Ordinary Shares	8.00 a.m. on Monday 13 December
CREST accounts credited with New Ordinary Shares	Monday 13 December
Payment of the Special Dividend. Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares	Friday 17 December

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through the Regulatory Information Service of the London Stock Exchange.

Unless otherwise stated, all references to times in this document are to London time.

Holders of ADRs should see “Key Dates for ADR Holders” on page 9.

Shareholder Helpline

If you have any questions about the Special Dividend or the Share Consolidation, please call our shareholder helpline on 0870 600 2027 (or + 44 1903 702767 from outside the UK) between 9.00 a.m. and 5.00 p.m. Monday to Friday. For legal reasons, the shareholder helpline will not be able to provide advice on the merits of the Special Dividend or the Share Consolidation or to provide financial advice.

i

LETTER FROM THE CHAIRMAN OF
INTERCONTINENTAL HOTELS GROUP PLC

16 November 2004

To:	Holders of Existing Ordinary Shares and, for information only, holders of options and awards under the Share Schemes.

Dear Shareholder

Introduction

On 9 September 2004, the Board announced its intention to return £500 million to Shareholders by way of a special dividend. The Special Dividend forms part of a total of £1 billion of funds that the Board has committed to be returned to its Shareholders since the separation of Six Continents PLC into InterContinental Hotels Group PLC and Mitchells & Butlers plc in April 2003.

For the reasons explained in this letter, it is proposed that the payment of the Special Dividend of 72 pence per Existing Ordinary Share be accompanied by a consolidation of the Company’s ordinary share capital.

The purpose of this letter is to provide further details of the Special Dividend and the Share Consolidation and to seek Shareholders’ consent to the Share Consolidation and to a renewed authority to enable the Company to continue to make market purchases of its Ordinary Shares.

Special Dividend

The Board is proposing to pay the Special Dividend to Shareholders on the Register at 6.00 p.m. on Friday 10 December 2004. The Special Dividend will be paid as a second interim dividend in respect of the financial year ending 31 December 2004 and is expected to be paid to Shareholders on Friday 17 December 2004.

Share Consolidation

The ratio used for the purposes of the Share Consolidation has been determined by reference to the closing mid-market price of 680 pence per Existing Ordinary Share on 12 November 2004 (being the last practicable day prior to the date of posting of this Document) when there were 699,176,104 Existing Ordinary Shares.

As at the close of business on 12 November 2004, the total amount of the Special Dividend was equivalent to just over 10.54 per cent. of the market capitalisation of the Company. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.

The Share Consolidation is intended to maintain comparability of the Company’s share price before and after the payment of the Special Dividend and to maintain the position of participants under the Share Schemes.

As all ordinary shareholdings in the Company will be consolidated, Shareholders’ percentage holdings in the issued share capital of the Company will (save in respect of fractional entitlements) remain unchanged.

InterContinental Hotels Group PLC
Registered in England Number 4551528
Registered Office: 67 Alma Road, Windsor
Berkshire SL4 3HD

The Share Consolidation will replace every 28 Existing Ordinary Shares with 25 New Ordinary Shares. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant Shareholders. The proceeds of sale are expected to be sent to Shareholders on Friday 17 December 2004. The value of any Shareholder’s fractional entitlement will not exceed the value of one New Ordinary Share.

For purely illustrative purposes, examples of the effects of the Special Dividend and the Share Consolidation in respect of certain holdings of Existing Ordinary Shares are set out below:

Existing Ordinary Shares	New Ordinary Shares	Special Dividend

100	89	£72
250	223	£180
500	446	£360
1000	892	£720

These examples do not show fractional entitlements, the value of which will depend on the market value of the New Ordinary Shares at the time of sale, as detailed in Appendix I below.

Following the Share Consolidation, the Company’s authorised ordinary share capital will comprise 8,928,571,428 New Ordinary Shares and, assuming no further shares are issued or repurchased between the date of this circular and the Share Consolidation becoming effective, the issued share capital will comprise 624,264,378 New Ordinary Shares. The New Ordinary Shares will have the same rights, including voting and dividend rights, as the Existing Ordinary Shares.

Further details of the Special Dividend and Share Consolidation are included in Appendix I.

American Depositary Receipts

Holders of ADRs should read paragraphs 5 and 7 of Appendix I to this document, which contain important information regarding the Special Dividend and Share Consolidation which is relevant to them, and a description of certain US tax consequences of the Special Dividend and Share Consolidation. Holders of ADRs will be sent this document through the ADR Depositary.

Share Schemes

Details of the Special Dividend and the Share Consolidation with respect to the Share Schemes are set out in paragraph 4 of Appendix I.

Taxation

A summary of the taxation consequences of the Special Dividend and the Share Consolidation for certain categories of UK resident Shareholders, US Shareholders and holders of ADRs is set out in paragraph 5 of Appendix I. As more particularly set out in that paragraph, the Directors have been advised that:

—	the tax treatment of UK resident Shareholders who receive the Special Dividend will generally be similar to the tax treatment of such holders receiving any other dividend paid by the Company since 6 April 2004; and

—	UK resident Shareholders should not be treated as having made a disposal of their Existing Ordinary Shares for the purposes of UK taxation of chargeable gains as a result of the Share Consolidation.

Shareholders and holders of ADRs should read paragraph 5 of Appendix I and, if they are in any doubt as to their tax position, should consult their professional advisers.

Extraordinary General Meeting

A notice convening the Extraordinary General Meeting of the Company to be held at 10.30 a.m. on Friday 10 December 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE is set out at the end of this document.

The first resolution will effect the Share Consolidation, following which the total number of issued Ordinary Shares will be reduced and the nominal value of the Ordinary Shares will change. As a result, the general authority to make market purchases of Ordinary Shares which was given to the Company at the Annual General Meeting of the Company held on 1 June 2004 can no longer be used.

The purpose of the second resolution is, therefore, to put in place a new authority to enable the Company to make market purchases of Ordinary Shares. This authority will apply to up to 93,189,655 New Ordinary Shares, representing approximately 14.93 per cent. of the Company’s expected issued ordinary share capital after the Share Consolidation. The Directors have previously announced progress towards the completion of a £250 million share repurchase programme and their intention, subject to there being no significant adverse change in market conditions, to conduct a further £250 million share repurchase programme, using the new authority as it applies to the New Ordinary Shares. The new authority will only be used if, in the opinion of the Directors, to do so would be in the best interests of Shareholders generally.

Action to be taken

Whether or not you propose to attend the EGM, you are requested to complete and sign the enclosed Form of Proxy. Completed Forms of Proxy should be returned to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BF as soon as possible, and in any event so as to be received by Lloyds TSB Registrars no later than 10.30 a.m. on Wednesday 8 December 2004.

If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars (CREST participant ID 7RA01) so that it is received by no later than 10.30 a.m. on Wednesday 8 December 2004. The return of a completed Form of Proxy or CREST Proxy Instruction will not prevent you from attending the Extraordinary General Meeting and voting in person if you wish to do so.

Electronic Proxy Appointment is available for this Extraordinary General Meeting. This facility enables shareholders to lodge their proxy appointment by electronic means on a website provided by Lloyds TSB Registrars via www.sharevote.co.uk. Further details are set out in the notes to the Form of Proxy.

Recommendation

The Directors of InterContinental Hotels Group PLC, who have received financial advice from Cazenove & Co. Ltd, consider the passing of the Resolutions to be in the best interests of the Company and its Shareholders as a whole. In giving their financial advice, Cazenove & Co. Ltd has placed reliance on the Directors’ commercial assessments.

Accordingly, the Directors unanimously recommend Shareholders to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting as they intend to do in respect of their own beneficial holdings of 160,601 Existing Ordinary Shares representing 0.02 per cent. of the existing issued share capital of the Company.

Yours sincerely

David Webster

Chairman

APPENDIX I

FURTHER DETAILS OF THE SPECIAL DIVIDEND AND

SHARE CONSOLIDATION

1.     Share Consolidation

The effect of the Share Consolidation will be that Shareholders on the Register at the close of business on the Record Date, which is expected to be 6.00 p.m. on Friday 10 December 2004, will, on the implementation of the Share Consolidation, exchange:

28 Existing Ordinary Shares for 25 New Ordinary Shares

and in that proportion for any other number of Existing Ordinary Shares then held. The proportion of the issued ordinary share capital of the Company held by each Shareholder following the Share Consolidation will, save for fractional entitlements, remain unchanged. Apart from having a different nominal value, each New Ordinary Share will carry the same rights as set out in the Company’s Articles of Association that currently attach to the Existing Ordinary Shares.

To effect the Share Consolidation it may be necessary to issue such minimum number of additional Existing Ordinary Shares so that the number of the Company’s Existing Ordinary Shares is exactly divisible by 28.

2.     Effects of proposals

For purely illustrative purposes, examples of the effects of the Special Dividend and the Share Consolidation in respect of certain holdings of Existing Ordinary Shares are set out below:

Existing Ordinary Shares	New Ordinary Shares	Special Dividend

100	89	£72
250	223	£180
500	446	£360
1000	892	£720

These examples do not show fractional entitlements, the value of which will depend on the market value of the New Ordinary Shares at the time of sale, as detailed below.

Shareholders whose holdings of Existing Ordinary Shares cannot be consolidated into an exact number of New Ordinary Shares will be left with a fractional entitlement. Such Shareholders will receive cash in respect of fractional entitlements to New Ordinary Shares following the Share Consolidation. New Ordinary Shares representing such fractional entitlements will be sold in the market on Monday 13 December 2004 on behalf of the relevant Shareholders. Cheques in respect of the net proceeds of sale are expected to be despatched on Friday 17 December 2004. Shareholders who hold only one Existing Ordinary Share will only receive cash.

3.     Conditions

The Share Consolidation is conditional on the first resolution set out in the notice of Extraordinary General Meeting being passed and becoming unconditional. This resolution is conditional on the New Ordinary Shares being admitted to the Official List by the UK Listing Authority and being admitted to trading by the London Stock Exchange.

4.     Share Schemes

Participants under the Share Schemes are not entitled to receive the Special Dividend unless they participate under the Britvic Share Incentive Plan or the Six Continents Employee Profit Share Scheme. The Directors have determined, in relation to those participants who will not be entitled to receive the Special Dividend, that as the effect of the Share Consolidation will be broadly to preserve the value of their share options and awards, subject to normal market fluctuations, no adjustment to their share options or awards is required. Following the Share Consolidation, holders of such options and awards will be entitled on the exercise of options and/or vesting of awards to receive the same number of New Ordinary Shares as their previous entitlement to Existing Ordinary Shares.

For practical reasons, there may be a delay in the processing of option exercises during the week preceding the Record Date for the Special Dividend and the Share Consolidation. Optionholders wishing to hold shares which will qualify for the Special Dividend and Share Consolidation should therefore exercise their options before 3 December 2004.

As at 12 November 2004 (being the last practicable date prior to the publication of this document), the total number of outstanding options and awards to acquire Ordinary Shares was 28,286,809 which, if the Ordinary Shares were subscribed for, would represent approximately 4.0 per cent. of the Company’s issued share capital as at that date. If the Resolutions to be proposed at the EGM are passed and become unconditional, and no further options have been exercised or awards vested or Ordinary Shares repurchased, these options and awards will represent approximately 4.5 per cent. of the Company’s issued share capital immediately after the Share Consolidation.

Following the Share Consolidation, the Directors have determined that the Share Schemes will be operated in such a way as to ensure that New Ordinary Shares are not issued to employees under the Share Schemes in excess of the maximum permitted percentage of the Company’s issued ordinary share capital.

5.     Taxation

United Kingdom Taxation

The following summary is intended as a general guide only and relates only to the UK taxation treatment of the Special Dividend and the related Share Consolidation. It is based on current UK law and current published Inland Revenue practice for Shareholders who (except where otherwise indicated) are resident in the UK for tax purposes, who are the beneficial owners of those shares and who hold them as investments. Shareholders who are in any doubt about their tax position, or who are subject to tax in any jurisdiction other than the UK, should consult their own appropriate professional advisers.

Special Dividend

There is no UK withholding tax on dividends.

An individual Shareholder should generally be entitled to a tax credit in respect of the Special Dividend which he or she can offset against his or her total income tax liability. The amount of the tax credit is equal to 10 per cent. of the aggregate of the dividend and the tax credit (the “gross dividend”) (one-ninth of the amount of the net cash dividend). The gross dividend is included in computing the income of such an individual holder for UK tax purposes.

The rate of income tax on dividends is 10 per cent. of the gross dividend for taxpayers liable to income tax at rates not exceeding the basic rate. The tax credit will discharge the income tax liability on the Special Dividend of an individual Shareholder who is not liable to income tax at a rate higher than the basic rate. A higher rate taxpayer will be liable to tax on the Special Dividend at the rate of 32.5 per cent. of the gross dividend; so after the tax credit has been set against his or her tax liability, he or she will have to account for tax equal to 22.5 per cent. of the gross dividend (25 per cent. of the net cash dividend received) to the extent that the gross dividend, being treated as the top slice of his or her income, falls above the threshold for higher rate income tax.

UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will generally not be entitled to claim repayment of the tax credit in respect of the Special Dividend.

A UK resident corporate Shareholder will not normally be liable to corporation tax in respect of the Special Dividend. Such a holder will not be able to claim any repayment of tax credits.

The right of Shareholders who are not resident in the UK for tax purposes to reclaim tax credits attaching to the Special Dividend will depend upon the existence and terms of an applicable double tax treaty. In most cases, the amount that can be paid to such Shareholders will be reduced to nil as a result of the terms of the relevant treaty. Shareholders who are not resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities on the Special Dividend in the UK and in any other country.

Share Consolidation

It is expected that for the purposes of UK taxation on chargeable gains the Share Consolidation will be treated as follows:

(a)	the New Ordinary Shares arising from the Share Consolidation will result from a reorganisation of the share capital of the Company. Accordingly, a Shareholder will not generally be treated as making a disposal of all or part of the Shareholder’s holding of Existing Ordinary Shares by reason of the Share Consolidation being implemented, and the New Ordinary Shares which replace a Shareholder’s holding of Existing Ordinary Shares (“the new holding”) as a result of the Share Consolidation will be treated as the same asset acquired at the same time as the Shareholder’s holding of Existing Ordinary Shares was acquired;

(b)	to the extent that a Shareholder receives cash by virtue of a sale on his or her behalf of any New Ordinary Shares to which he or she has a fractional entitlement, the Shareholder will not in practice normally be treated as making a part disposal of the Shareholder’s holding of Existing Ordinary Shares, the proceeds instead being deducted from the base cost of the Shareholder’s new holding; and

(c)	on a subsequent disposal of the whole or part of the New Ordinary Shares comprised in the new holding, a Shareholder may, depending on his or her circumstances, be subject to tax on the amount of any chargeable gain realised.

Section 703 of the Income and Corporation Taxes Act 1988 (“ICTA”)

Under the provisions of section 703 ICTA, the Inland Revenue can, in certain circumstances, counteract tax advantages arising in relation to certain transactions in securities. No clearance has been or will be sought under section 707 ICTA that the Inland Revenue will not seek to apply those provisions in relation to the Special Dividend. These provisions, however, should not affect the taxation of Shareholders who receive the Special Dividend while continuing to hold their Ordinary Shares.

Shareholders considering transactions in respect of their Existing Ordinary Shares are advised to take independent advice on the potential application of section 703 ICTA in the light of their own particular circumstances.

United States Taxation

The following summary is intended as a general guide only and relates only to the US federal income tax treatment of the Special Dividend and the related Share Consolidation. It is based on current US law (including the US Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed US Treasury Regulations promulgated thereunder (the “Regulations”), published rulings, and court decisions), and the Conventions Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains signed on 24 July 2001 (the “Income Tax Convention”), as and to the extent they are in effect as of the date of this document and all of which are subject to change after that date, possibly with retroactive effect. US Holders (as defined below) who own Existing Ordinary Shares or ADRs are advised to consult their own tax advisers with respect to the US federal income tax consequences of the Special Dividend and the Share Consolidation, as well as any of the elections mentioned herein.

This summary concerns the US federal income tax consequences of the Special Dividend and the related Share Consolidation that are applicable to a beneficial owner of Existing Ordinary Shares or ADRs (i) that is resident in the United States and not resident in the United Kingdom for the purposes of the Income Tax Convention, (ii) whose holding is not connected with a permanent establishment or fixed base in the UK through or from which the investor carries on or performs business activities or personal services, (iii) that is otherwise eligible for benefits under the Income Tax Convention with respect to income and gain from Existing Ordinary Shares or ADRs, and (iv) that is a “US Holder”. A “US Holder” is, for US federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation created or organised under the laws of the United States or any State, (c) an estate the income of which is subject to US federal income tax without regard to its source, or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Shares or ADRs by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not take into account the specific circumstances of particular investors (such as financial institutions, dealers or traders in securities or commodities that elect mark-to-market treatment, insurance companies, tax-exempt entities, regulated investment companies, thrifts, persons that own (directly, indirectly, or by attribution) 10 per cent. or more by voting power of the Company’s shares, persons who have ceased to be US citizens or to be taxed as resident aliens, or persons who hold the Existing Ordinary Shares or ADRs through partnerships or other pass-through entities or as part of a “hedging”, “straddle”, “conversion” or other integrated financial transaction), some of which may be subject to special rules. It also does not address the indirect tax consequences applicable to holders of equity interests in a holder of the Existing Ordinary Shares or ADRs, or any alternative minimum tax consequences under US federal income tax law.

For the purposes of the Income Tax Convention and the Code, US Holders of ADRs will be treated as the beneficial owners of the underlying Existing Ordinary Shares represented by the ADRs.

Special Dividend

Distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the Existing Ordinary Shares or ADRs and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that the Special Dividend will constitute ordinary dividend income includable in the US Holder’s gross income when the Special Dividend is received by the US Holder, in the case of Existing Ordinary Shares or by the Depositary, in the case of ADRs. For foreign tax credit limitation purposes, the Special Dividend will be foreign source income and generally will be treated as “passive income” (or in the case of certain holders, “financial services income”). The amount of the Special Dividend to be included in income of a US Holder for US federal income tax purposes will be the US dollar value of the Special Dividend, determined at the spot rate on the date such Special Dividend is to be included in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars at that time. If the foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of it. If the foreign currency received as a Special Dividend is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Under US federal income tax legislation enacted in 2003 (the “2003 Tax Act”), for taxable years that begin on or before 31 December 2008 “qualified dividend income” received by non-corporate US Holders generally will be taxed at a preferential US federal income tax rate provided the Company qualifies for the benefits of the Income Tax Convention and certain other conditions are met. A US Holder will be eligible for this reduced rate only if it has held the Existing Ordinary Shares or ADRs for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date. The Company believes that the Special Dividend is likely to constitute “qualified dividend income” for US federal income tax purposes.

Additionally, the 2003 Tax Act provides special rules relating to the payment of an “extraordinary dividend”. A Special Dividend on an Existing Ordinary Share or ADR will constitute an extraordinary dividend if such dividend equals or exceeds 10 per cent. of the US Holder’s adjusted basis in the Existing Ordinary Share or ADR. Non-corporate US Holders that receive extraordinary dividends must treat any subsequent losses on the sale or exchange of the relevant shares or ADRs as long-term capital losses, to the extent of such extraordinary dividends.

Share Consolidation

The Share Consolidation should constitute a recapitalisation under the Code. Consequently a US Holder should generally not recognise gain or loss for US federal income tax purposes on an exchange of Existing Ordinary Shares or ADRs for New Ordinary Shares or the associated ADRs (the “New ADRs”) pursuant to the Share Consolidation.

To the extent that a US Holder receives a payment representing a fractional entitlement in the New Ordinary Shares or New ADRs, the payment should be treated as payment in exchange for the fractional entitlement, and the US Holder should realise a gain or loss on such exchange in an amount equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis in the appropriate portion of Existing Ordinary Shares or ADRs.

Such gain or loss generally will be long-term capital gain or loss if the Existing Ordinary Shares or ADRs were held for more than one year or, in the case of a loss, if the extraordinary dividend rules discussed above in “United States Taxation — Special Dividend” apply, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. The 2003 Tax Act provides preferential tax rates for non-corporate US Holders with respect to certain long-term capital gains. The deduction of capital losses is subject to significant limitations. The basis of the US Holders in the New Ordinary Shares or New ADRs will be equal to their basis in the Existing Ordinary Shares or ADRs decreased by their basis in the fractional entitlements to the New Ordinary Shares or New ADRs, if any.

If foreign currency received by a US Holder as payment for a fractional entitlement to the New Ordinary Shares or New ADRs is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the payment. If the foreign currency received as a payment is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to the US dollar value thereof on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company considerations

Whether a company is a Passive Foreign Investment Company (“PFIC”) is a factual determination made annually. Based on the Company’s results to date, the Company believes it should not be a PFIC in 2004 for US federal income tax purposes. If the Company is treated as a PFIC, US Holders may be subject to certain potentially materially adverse US federal income tax consequences with respect to the Special Dividend and any payment for fractional entitlements to the New Ordinary Shares or New ADRs.

Backup withholding and information reporting

US information reporting requirements and backup withholding tax will not apply to payments of Special Dividends or for fractional entitlements to the New Ordinary Shares or New ADRs (together, the “Payments”) if such Payments are made outside the United States by the Company. US backup withholding and information reporting requirements may apply to certain Payments made to US Holders other than certain exempt recipients (such as corporations) by a US paying agent or US intermediary including certain US-related financial intermediaries if the US Holder fails to (i) furnish its correct taxpayer identification number, (ii) certify that such US Holder is not subject to backup withholding, or (iii) otherwise comply with applicable backup withholding requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the US Holder’s US federal income tax liability provided the required information and applicable forms are furnished to or filed with the US Internal Revenue Service.

6.     Dealings and settlement

Application will be made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading. Subject to the Share Consolidation becoming effective, it is expected that dealings in the New Ordinary Shares will commence at 8.00 a.m. on Monday 13 December 2004.

New share certificates in respect of the New Ordinary Shares are expected to be posted at the risk of Shareholders by Friday 17 December 2004 to those Shareholders who hold their shares in Certificated Form. These will replace existing certificates which should then be destroyed. Pending the receipt of new certificates, transfers of New Ordinary Shares held in Certificated Form will be certified against the Register. Shareholders who hold their entitlement to New Ordinary Shares in Uncertificated Form through CREST will have their CREST accounts adjusted to reflect their entitlement to New Ordinary Shares on Monday 13 December 2004.

7.     ADRs

Key dates for ADR holders	2004
Latest date and time for receipt by the ADR Depositary of completed Voting Instruction cards from holders of ADRs	3.00 p.m. (New York time) on Friday 3 December
Extraordinary General Meeting	10.30 a.m. (London time) on Friday 10 December
Effective Date	6.00 p.m. (New York time) on Friday 10 December
Commencement of dealings in new ADRs	Monday 13 December
Exchange of existing ADRs commences	Tuesday 21 December

Voting by ADR holders

The latest time to provide the ADR Depositary with voting instructions for the Extraordinary General Meeting is 3.00 p.m. (New York time) on Friday 3 December 2004.

Holders of ADRs will not, except as mentioned below, be entitled to attend the Extraordinary General Meeting. However, the ADR Depositary, as registered holder of the InterContinental Hotels Group Shares underlying the ADRs, will be so entitled and will vote or appoint a proxy in respect of such shares in accordance with written instructions received from holders of ADRs. Registered holders of ADRs as at 5.00 p.m. (New York time) on 15 November 2004 wishing to attend the Extraordinary General Meeting should apply to the ADR Depositary to be appointed as its proxy in respect of the Existing Ordinary Shares underlying their ADRs so that such application is received before 3.00 p.m. (New York time) on Friday 3 December 2004.

Alternatively, holders of ADRs who wish to attend the Extraordinary General Meeting in person should take steps to present their ADRs to the ADR Depositary for cancellation and (upon compliance with the terms of the ADR Deposit Agreement, including payment of the ADR Depositary’s fees and any applicable taxes and governmental charges) delivery of Existing Ordinary Shares so as to become registered members of the Company prior to the Extraordinary General Meeting.

If no instructions are received by the ADR Depositary from any holder with respect to any of the ADRs on or before 3 December 2004, the ADR Depositary shall deem such holder to have instructed the ADR Depositary to give a discretionary proxy to a person designated by the Company with respect to such ADRs and the ADR Depositary shall give a discretionary proxy to a person designated by the Company to vote such ADRs.

Share Consolidation

Following the Share Consolidation becoming effective, the Existing Ordinary Shares held by the ADR Depositary and underlying each existing ADR will be exchanged for New Ordinary Shares. As a result of the Share Consolidation and Special Dividend, for each existing ADR held at the Effective Date, holders will, upon exchange of their existing ADRs, receive new ADRs and, in connection with the Special Dividend, will also be paid the US dollar equivalent of 0.72 pounds sterling converted at the prevailing spot market rate on the day that the funds for the Special Dividend are received by the ADR Depositary

(net of expenses). Fractions of new ADRs will not be issued to holders of existing ADRs. All fractions to which holders of existing ADRs would otherwise have been entitled will be aggregated and sold in the market as soon as practicable after the Share Consolidation becomes effective and the net proceeds of sale will be paid to the holders of the existing ADRs entitled thereto.

Following the Share Consolidation becoming effective, the ADR Depositary will mail a notice to registered holders of ADRs regarding the mechanics of the exchange of their existing ADRs. For those ADR holders who hold a book-entry position through the Direct Registration System (DRS), the Depositary will automatically mail a new DRS Statement advising of the number of new ADRs to be credited to the holder’s account along with the Special Dividend and any proceeds from the sale of fractional shares to which the holder may be entitled. No action will be necessary on the part of the holder. For registered holders of ADR certificate(s), instructions for the exchange of ADR certificates will be set out in the Letter of Transmittal. If such holders do not surrender their certificate(s) for exchange, they will not receive the new entitlement and all dividends will be held until such time as they surrender their old certificate(s). ADR holders who hold their ADRs through a broker, financial institution or other nominee or otherwise, must rely on the procedures of such broker, financial institution or other nominee. The ADR Depositary will, upon surrender of the existing ADRs, deliver new ADRs, the Special Dividend and any proceeds from the sale of fractional shares to which the holder may be entitled.

Available information

InterContinental Hotels Group is currently subject to the information requirements of the US Securities Exchange Act applicable to foreign private issuers having securities registered under section 12 of that Act and as required by that Act files an annual report and other information with the SEC. The reports and other information filed with the SEC can be inspected and copied at the public reference room located at 450 Fifth Street, NW, Washington DC 20549 (www.sec.gov). Please call the SEC at +1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005 (www.nyse.com). Please call the New York Stock Exchange, Inc. at +1-212-656-3000.

8.     Consent

Cazenove & Co. Ltd has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which it appears.

9.     Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Linklaters, One Silk Street, London EC2Y 8HQ until the date of the EGM:

(a)	this document; and

(b)	the consent letter referred to above.

16 November 2004.

APPENDIX II

DEFINITIONS

The following definitions apply throughout this document and the accompanying Form of Proxy unless the context requires otherwise.

Act	the Companies Act 1985 (as amended)

Admission	admission of the New Ordinary Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange

ADR	an American depositary receipt evidencing an American depositary share, issued by the ADR Depositary in accordance with the provisions of the ADR Deposit Agreement

ADR Deposit Agreement	the deposit agreement entered into between InterContinental Hotels Group, the ADR Depositary and holders from time to time of ADRs issued under it

ADR Depositary	the Bank of New York in its capacity as the ADR depositary under the ADR Deposit Agreement

Board	the board of Directors of the Company

Certificated or In Certificated Form	not in Uncertificated Form

CREST	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)

CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

Directors	the directors of the Company

Effective Date	the date on which entitlement to the Special Dividend and Share Consolidation becomes effective

Existing Ordinary Shares	the existing issued ordinary shares of £1 each in the capital of the Company

Extraordinary General Meeting or EGM	the Extraordinary General Meeting of the Company convened for 10.30 a.m. on 10 December 2004 (and any adjournment thereof), notice of which is set out at the end of this document

Form of Proxy	the form of proxy for use by holders of Existing Ordinary Shares accompanying this document for use in connection with the EGM

InterContinental Hotels Group or the Company	InterContinental Hotels Group PLC

London Stock Exchange	London Stock Exchange PLC

New Ordinary Shares	the proposed new ordinary shares of 112 pence each in the capital of the Company resulting from the Share Consolidation

Official List	the Official List of the UK Listing Authority

Ordinary Shares	prior to the Share Consolidation, the Existing Ordinary Shares and, thereafter, the New Ordinary Shares

Registrar	Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6BF

Record Date	6.00 p.m. on 10 December 2004 (or such other time and date as the Directors may determine)

Register	the register of members of the Company

Resolutions	the resolutions set out in the notice convening the Extraordinary General Meeting

SEC	the United States Securities and Exchange Commission

Share Consolidation	the proposed consolidation to be effected by consolidating every 28 Existing Ordinary Shares or 28 authorised but unissued ordinary shares respectively into 25 New Ordinary Shares

Shareholders	holders of Ordinary Shares in the Company

Share Schemes	the InterContinental Hotels Group Executive Share Option Plan, the InterContinental Hotels Group Performance Restricted Share Plan, the InterContinental Hotels Group Short Term Deferred Incentive Plan, the InterContinental Hotels Group Sharesave Plan, the Britvic Share Incentive Plan and the Six Continents Employee Profit Share Scheme

Special Dividend	the proposed special interim dividend of 72 pence per Existing Ordinary Share

UK Listing Authority	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

Uncertificated or In Uncertificated Form	recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland

United States or US	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

US Securities Exchange Act	the US Securities Exchange Act of 1934, as amended

INTERCONTINENTAL HOTELS GROUP PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of InterContinental Hotels Group PLC (the “Company”) will be held at 10.30 a.m. on Friday 10 December 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE for the purpose of considering and, if thought fit, passing the following resolutions, the first of which will be proposed as an ordinary resolution and the second as a special resolution:

1.	That, subject to and conditional upon admission of the New Ordinary Shares (as defined below) to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange becoming effective:

(a)	all the ordinary shares of £1 each in the capital of the Company which at the close of business on Friday 10 December 2004 (or such other time and date as the directors of the Company may determine) are shown in the books of the Company as authorised, whether issued or unissued, shall be sub-divided into new ordinary shares of 4 pence each in the capital of the Company (the “Intermediate Shares”);

(b) (i)	all Intermediate Shares that are unissued shall be consolidated into new ordinary shares of 112 pence each in the capital of the Company (the “Unissued New Ordinary Shares”), provided that, where such consolidation would otherwise result in a fraction of an Unissued New Ordinary Share, that number of Intermediate Shares which would otherwise constitute such fraction shall be cancelled pursuant to section 121(2)(e) of the Companies Act 1985; and

(ii)	all Intermediate Shares that are in issue shall be consolidated into new ordinary shares of 112 pence each in the capital of the Company (the “New Ordinary Shares”), provided that, where such consolidation results in any member being entitled to a fraction of a New Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of a New Ordinary Share to which other members of the Company may be entitled and the directors of the Company be and are hereby authorised to sell (or appoint any other person to sell to any person), on behalf of the relevant members, all the New Ordinary Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant members entitled thereto (save that any fraction of a penny which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the registrar of the Company) and that any director of the Company (or any person appointed by the directors of the Company) shall be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant members and to do all acts and things the directors consider necessary or expedient to effect the transfer of such shares to, or in accordance with the directions of, any buyer of any such shares.

2.	That, subject to and conditional upon resolution 1 above being passed and becoming unconditional, the Company shall be and is hereby generally and unconditionally authorised for the purpose of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of the Companies Act 1985) of New Ordinary Shares on such terms and in such manner as the directors of the Company may from time to time determine provided that:

(a)	the maximum aggregate number of New Ordinary Shares that may be purchased under this authority is 93,189,655;

(b)	the minimum price which may be paid is the nominal value of such share;

(c)	the maximum price which may be paid for a New Ordinary Share purchased under this authority is an amount equal to 105 per cent. of the average of the middle market quotations for a New Ordinary Share, as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that share is contracted to be purchased; and

(d)	this authority will, unless previously varied, revoked or renewed, expire at the conclusion of the next Annual General Meeting of the Company or on 10 March 2006, whichever is earlier (except in relation to shares the contract for which was concluded before the expiry of such authority and which will or may be executed wholly or partly after such expiry).

By Order of the Board Richard Winter Company Secretary	Registered Office: 67 Alma Road Windsor Berkshire SL4 3HD Dated 16 November 2004

Notes:

1.	Any member of the Company entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and, upon a poll, to vote on behalf of such member. A proxy need not be a member of the Company.

2.	A Form of Proxy is enclosed. To be valid, the Form of Proxy, together with the power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, should be completed, signed and deposited with the Company’s Registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6BF, not later than 48 hours before the time appointed for the Extraordinary General Meeting. Completion of a Form of Proxy will not preclude a member from attending the Extraordinary General Meeting and voting in person.

3.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that to be entitled to attend and vote at the Extraordinary General Meeting or any adjournment thereof (and for the purposes of determining the number of votes they may cast) a person must be entered on the Company’s register of members at 6.00 p.m. (London time) on the day two days before the day of the Extraordinary General Meeting or adjourned meeting (as the case may be). Changes to entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote at the Extraordinary General Meeting or any adjourned meeting (as the case may be).

4.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held on 10 December 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5.	Electronic Proxy Appointment (“EPA”) is available for this Meeting. To use this facility you must visit www.sharevote.co.uk where details of the procedure are shown. Your reference number, card ID and account number will be required to complete the procedure. EPA will not be valid if received after 10.30 a.m. on Wednesday 8 December 2004 and will not be accepted if found to contain a computer virus. You can also vote online at www.sharevote.co.uk where details of the procedure are shown.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC (Registrant)
	By:	/s/ Catherine Springett Head of Secretariat
Dated: December 8, 2004